October 20, 2011


                                            VIA OVERNIGHT COURIER AND EDGAR
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:      Noble Roman's, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2010
         File No. 0-11104


Dear Ms. Cvrkel:

We are in receipt of the Staff's comment letter, dated October 3, 2011, with an additional comment in response to the letter submitted by Noble Roman's, Inc., an Indiana corporation (the "Company"), on September 20, 2011. That letter responded to the Staff's comments in its letter dated September 2, 2011, to the responses in our letter of August 25, 2011 (corrected version of letter originally submitted August 24, 2011). Our August 25th letter set forth our responses to the Staff's original comment letter, dated August 10, 2011, regarding the Company's Form 10-K for the year ended December 31, 2010 (the "Form 10-K"). We have set forth the additional Staff comment below in the October 3, 2011 comment letter and our response to that comment.

We also expressly note that, by responding to the Staff's comment or revising or agreeing to revise any disclosure in response to the Staff's comment, the Company is not hereby admitting or acknowledging any deficiency in its prior disclosures.

Form 10-K for the year ended December 31, 2010
----------------------------------------------

1. We note your response to previous comment number 2, and your disclosure indicating your ongoing right to receive passive income in the form of royalties is not part of the discontinued segment. However, as it appears that the $400,000 and $1.0 million of royalty revenues that were recognized in 2009 and 2010, respectively, relate to operations that have been terminated, we are unclear as to why the royalty revenues with respect to these terminated operations have not been reflected as discontinued operations pursuant to the guidance in ASC 205-20-45. Based on the facts and circumstances described in your response, it appears that any revenue earned prior to the units being closed and deemed realizable at the present time, should be reclassified into discontinued operations, as they relate to units or operations that have been closed or terminated. Please revise your financial statements to reflect such

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revenues as a component of discontinued operations or explain why you do not believe these royalty revenues qualify for treatment as discontinued operations pursuant to ASC 205-20-45.

Response: As explained in our response letter dated August 25, 2011, the components of our discontinued operations consisted of:

     (1) The discontinuation of the Company's former business practice of taking over troubled franchise locations, investing the necessary resources to stabilize them and operate them until a new franchisee could be located.
     (2) The write-down of long-term receivables generated from sales of certain full-service restaurants formerly operated by the Company, which had ceased operating in 1999.
     (3) The settlement of a claim resulting from the financing of the operations which were discontinued in 1999.
     (4) The cessation of sales of Area Development Agreements which granted the area developers rights to sell franchises for traditional locations in the applicable territory, and the termination of all then existing Area Development Agreements.
     (5) The accrual of estimated legal fees and other costs associated with defending against the lawsuit brought by a group of franchisees of the traditional locations. The difficulties experienced by this group caused us to reevaluate our Area Developer strategy and led to our decision to stop selling Area Development Agreements and the terminate all existing Area Development Agreements as noted above.

The components described in (1), (2) and (3) above relate exclusively to locations operated by the Company. By definition, they do not include any revenue from franchised locations recognized under Franchise Agreements. Component (4) relates solely to territorial rights granted to Area Developers not affiliated with the Company, to sell Franchise Agreements for traditional locations. The Area Development Agreements did not grant to the Area Developer any rights to operate traditional locations - they only granted rights to sell franchises for the Company in the territory awarded to the Area Developer. In addition, the Area Development Agreements did not prohibit the Company from separately entering into Franchise Agreements for locations within an Area Developer's territory. Component (5) relates to legal fees and other costs associated with defending against a lawsuit brought by a group of franchisees of the traditional locations and did not result in recognition of any revenue from the Company's Franchise Agreements for the locations. We note that, despite the difficulties experienced by the franchisees of locations sold by Area Developers, we continue to have franchisees that operate traditional locations.

Based on our experience in offering and supporting Noble Roman's and Tuscano's Subs franchises for several years, for various reasons certain of our agreements with franchisees are terminated before the end of their stated terms. According to our Franchise Agreements, when a franchise is terminated before the expiration of its term the Company is contractually entitled to receive certain compensation for the balance of the contract term. Even though that compensation is received for a location that no longer is operating, the revenues are not considered a component of discontinued operations. Since the compensation for


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these early terminations is not a part of any of the components of the discontinued operations, ASC 205-20-45 does not apply.

This is all consistent with the relevant disclosure in the Note 9, "Loss From Discontinued Operations," of the Notes to Consolidated Financial Statements in the Form 10-K which states:

         The Company has elected to focus its efforts on non-traditional franchises. The loss on discontinued operations was primarily the result of operating traditional restaurants which had been acquired from struggling franchisees and later sold to new franchisees. The Company, in December 2008, made the decision to discontinue that component of the business and charged off or dramatically lowered the carrying value of all assets related to those traditional restaurants and accrued estimated future expenses including an estimate for legal expenses related to the Heyser lawsuit, as explained in Note 10 related thereto. The ongoing right to receive passive income in the form of royalties (from traditional franchised restaurants) is not a part of the discontinued components.

Pursuant to the Staff's request, we acknowledge that:

         o the company is responsible for the adequacy and accuracy of the disclosure in the filing;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing adequately address the Staff's remaining comment. We again thank you for the Staff's courtesies in this matter. If the Staff has any questions about our response as set forth above, we would be very pleased to discuss these matters further.


Sincerely,

Noble Roman's, Inc.


By:  /s/ Paul W. Mobley
     --------------------------------------------------------
     Paul W. Mobley, Chairman, Chief Executive Officer,
     Chief Financial Officer and Principal Accounting Officer


cc:   Effie Simpson